UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

EMERGENT CAPITAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

29102N105

(CUSIP Number)

January 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 7 Pages

CUSIP NO. 29102N105	Page 2 of 7 Pages

CUSIP No. 29102N105
(1) Names of reporting persons	Nantahala Capital Management, LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	MA
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	0
(7) Sole dispositive power	0
(8) Shared dispositive power	0
(9) Aggregate amount beneficially owned by each reporting person	0
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)	X1
(11) Percent of class represented by amount in Row (9)	0%
(12) Type of reporting person (see instructions)	IA

1 See Item 4(a)

CUSIP NO. 29102N105	Page 3 of 7 Pages

CUSIP No. 29102N105

(1) Names of reporting persons	Wilmot Harkey
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	MA
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	0
(7) Sole dispositive power	0
(8) Shared dispositive power	0
(9) Aggregate amount beneficially owned by each reporting person	0
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)	X2
(11) Percent of class represented by amount in Row (9)	0%
(12) Type of reporting person (see instructions)	HC

2 See Item 4(a)

CUSIP NO. 29102N105	Page 4 of 7 Pages

CUSIP No. 29102N105

(1) Names of reporting persons	Daniel Mack
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	MA
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	0
(7) Sole dispositive power	0
(8) Shared dispositive power	0
(9) Aggregate amount beneficially owned by each reporting person	0
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)	X3
(11) Percent of class represented by amount in Row (9)	0%
(12) Type of reporting person (see instructions)	HC

3 See Item 4(a)

CUSIP NO. 29102N105	Page 5 of 7 Pages

Item 1(a).	Name of Issuer:

Emergent Capital, Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

5355 Town Center Road - Suite 701, Boca Raton, FL 33486

Item 2(a).	Name of Person Filing

Nantahala Capital Management, LLC (“Nantahala”) Wilmot B. Harkey Daniel Mack (together the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

19 Old Kings Highway S, Suite 200 Darien, CT 06820

Item 2(c).	Citizenship:

Nantahala is a Massachusetts limited liability company. Each of Messrs. Harkey and Mack is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Shares”).
Item 2(e).	CUSIP Number:
29102N105
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the

Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP NO. 29102N105	Page 6 of 7 Pages

Item 4.	Ownership:

Item 4(a).

Amount Beneficially Owned:

As of January 31, 2017, Nantahala is no longer a beneficial owner of Shares of the Issuer. As of December 31, 2016, Nantahala may have been deemed to have been the beneficial owner of 2,917,904 Shares, which included 2,010,970 Shares and 906,934 Shares issuable upon the conversion of the Issuer's 8.50% Senior Unsecured Convertible Notes due 2019 held by funds and separately managed accounts under its control, and as the managing members of Nantahala, each of Messrs. Harkey and Mack may have been deemed to be a beneficial owner of those Shares. Funds and separately managed accounts advised by Nantahala held $9,970,000 in aggregate principal amount of the Issuer’s 8.50% Notes as of December 31, 2016. Such 8.50% Notes are subject to a conversion limitation imposed by Florida State law that voids any conversion of such 8.50% Notes into Shares to the extent that the holder would, after such exercise, directly or indirectly own 10% or more of the Shares outstanding unless such holder has first applied for and obtained regulatory approval from the Florida Office of Insurance Regulation. The Reporting Persons had not sought, and had no intention to seek, such approval, and thus, considering the Reporting Persons’ other beneficial ownership of Shares, as of December 31, 2016, the Reporting Persons could have converted such 8.50% Notes for no more than 906,934 Shares. If freely convertible in their entirety, the 8.50% Notes beneficially owned by the Reporting Persons would have been convertible for 1,513,356 Shares.

Item 4(b).

Percent of Class:

As of January 31, 2017, Nantahala is a beneficial owner of 0.0% of the total number of Shares outstanding. As of December 31, 2016, the Reporting Persons may have been deemed to be the beneficial owner of 9.9% of the total number of Shares outstanding (based upon information provided by the Issuer on Form 10-Q filed November 7, 2016, there were 28,272,211 Shares outstanding as of November 4, 2016 in addition to the 906,934 Shares issuable upon the conversion of the Issuer's 8.50% Senior Unsecured Convertible Notes due 2019 for which the Reporting Person had made voting and investment decisions which are not subject to a conversion limitation imposed by Florida State Law).

Item 4(c).	Number of shares as to which such person has:

Nantahala Capital Management, LLC

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

Each of Messrs. Harkey and Mack:
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP NO. 29102N105	Page 7 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

As of January 31, 2017 Nantahala is no longer a beneficial owner of Shares. Notwithstanding, Nantahala continues to hold $15,470,000 in aggregate principal amount of the Issuer's 8.50% Senior Unsecured Convertible Notes due 2019 which would potentially be convertible to Shares but cannot currently or within 60 days be exercised to acquire shares pursuant to a contractual agreement with the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Each of Messrs. Harkey and Mack is filing this Schedule 13G as a control person in respect of shares beneficially owned by Nantahala, an investment adviser as described in §240.13d-1(b)(1)(ii)(E). See Item 4(a).

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each Reporting Person certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: February 14, 2017	NANTAHALA CAPITAL MANAGEMENT, LLC

	By:	/s/ Paul E. Rehm
Paul E. Rehm
Chief Compliance Officer

/s/ Wilmot B. Harkey
Wilmot B. Harkey

/s/ Daniel Mack
Daniel Mack